FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2001

                             STMicroelectronics N.V.

                 -----------------------------------------------
                 (Translation of registrant's name into English)

           Route de Pre-Bois, ICC Bloc A, 1215 Geneva 15, Switzerland

           ----------------------------------------------------------
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                           Form 20-F  X   Form 40-F
                                     ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

                                 Yes       No  X
                                     ---      ---

         [If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______]

Enclosures:

         A press release dated April 25, 2001 announcing the approval of all the proposed resolutions at the Annual General Shareholders' Meeting.

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                           [Logo STMicroelectronics]


            ST Microelectronics announces Approval of Resolutions at
                      Annual General Shareholders' Meeting


GENEVA, April 25, 2001 - STMicroelectronics N.V. (NYSE: STM) is pleased to announce today, at the Annual General Shareholders' meeting, that all the proposed resolutions have been approved, including:

        i- The distribution of a cash dividend of $0.04 per share. The dividend will be payable on May 11, 2001 to shareholders of record on April 27, 2001.

        ii- The appointment of Mr. Doug Dunn to the supervisory board. Mr. Dunn is the CEO of ASM Lithography. Prior to his position at ASM Lithography Mr. Dunn was a Divisional Chairman at Royal Philips Electronics and from 1969 to 1980 Mr. Dunn held numerous positions at Motorola. Mr. Dunn is currently on the boards of ASM Lithography and ARM Holdings PLC.

About STMicroelectronics
STMicroelectronics is the world's third largest independent semiconductor company. the Company shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. The Company designs, develops, manufactures and markets a broad range of semiconductor integrated circuits
(ICs) and discrete devices used in a wide variety of microelectronic applications, including telecommunications systems, computer systems, consumer products, automotive products and industrial automation and control systems. Further information on ST can be found at www.st.com.

For further information please contact:

In the United States -                      Media
Investors

Stanley March                               Michael Markowitz
Director of Investor Relations, USA         Director of US Media Relations
STMicroelectronics                          STMicroelectronics
Tel: +1.212.821.8939                        Tel: +1.212.821.8959
Fax: +1.212.821.8923                        Fax: +1.212.821.8922

Michele Katz                                Brian Maddox
Morgen Walke Asociates                      Morgan Walke Associates
Tel: +1.212.850.5600                       Tel: +1.212.850.5600
Fax: +1.212.850.5778                        Fax: +1.212.850.5778


In Europe-
Investors                                   Media

Benoit de Leusse                            Maria Grazia Prestini
Investor Relations Manager Europe           Director, Corporate Press Relations
STMicroelectronics                          STMicroelectronics
Tel: +33.4.50.40.24.30                      Tel: +33 4 50 40 25 32
Fax: +33.4.50.40.25.80                      Fax: +33 4 50 40 25 40

Jean-Benoit Roquette/Nicole Curtin          Lorie Lichtlen
Morgen Walke Europe                         Morgan Walke Europe
Tel: +33.1.47.03.68.10                      Tel: +33.1.47.03.68.10

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2001                        STMicroelectronics N.V.

                                           By:    /s/ Pasquale Pistorio
                                              ----------------------------------
                                              Name:   Pasquale Pistorio
                                              Title:  President and Chief
                                                      Executive Officer